Exhibit 99.2

VERSES AI INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2024 and 2023

(Expressed in United States dollars)

VERSES AI INC.

Condensed Consolidated Interim Statements of Financial Position

(Expressed in United States dollars)

		December 31, 2024	March 31, 2024
	Notes	(Unaudited)	(Audited)
ASSETS
CURRENT
Cash and restricted cash	3	$876,951	$892,727
Accounts receivable		-	100,000
Due from related parties	9	1,217,461	983,120
Deferred financing costs		-	80,993
Contract assets and unbilled revenue	4, 5	242,959	1,252,076
Tax receivable		557,786	374,964
Prepaid expenses	14	849,193	794,351
		3,744,350	4,478,231
Due from related parties	9	1,201,986	954,150
Equipment	7, 15	159,751	267,259
TOTAL ASSETS		$5,106,087	$5,699,640
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	6, 9	$3,161,013	$2,865,002
Deferred grant	3	122,748	-
Deferred revenue		100,000	-
Promissory notes	16	-	2,000,000
Provision for legal claim	21	6,182,258	6,307,258
Restricted share unit liability	8	6,962,912	576,214
Convertible debenture	13	10,912,539	-
		27,441,470	11,748,474
Loans payable	7	139,029	140,904
TOTAL LIABILITIES		27,580,499	11,889,378
SHAREHOLDERS’ DEFICIENCY
Share capital	11	78,601,711	62,570,235
Obligation to issue shares	12	1,139,570	-
Contributed surplus	8, 9, 12	14,912,661	13,244,512
Accumulated other comprehensive loss		(580,920)	(920,958)
Deficit		(116,547,434)	(81,083,527)
TOTAL SHAREHOLDERS’ DEFICIENCY		(22,474,412)	(6,189,738)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIENCY		$5,106,087	$5,699,640

Approved and authorized for issue on behalf of the Board on February 14, 2025.

“Gabriel Rene”	“Dan Mapes”
Director	Director

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

2

VERSES AI INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

For the three and nine months ended December 31, 2024 and 2023

(Expressed in United States dollars - Unaudited)

		Three months ended December 31,			Nine months ended December 31,
	Notes	2024		2023	2024		2023
REVENUE	4		$-	$544,536		$155,000	$1,378,869
COST OF REVENUE			-	(396,496)		(145,000)	(1,140,198)
			-	148,040		10,000	238,671
EXPENSES
Accounting fees			77,957	123,886		428,364	395,926
Consulting fees			943,413	1,242,469		3,798,445	3,325,425
Depreciation	15		44,181	70,580		138,088	196,814
Investor relations			293,837	754,247		899,830	2,163,563
Legal fees			202,403	580,208		1,066,515	1,289,425
Management fees	9		49,753	12,500		134,334	12,500
Marketing			432,639	916,314		1,631,689	3,574,829
Office and general			479,046	420,161		1,420,025	1,318,350
Personnel expenses	9		768,718	654,900		2,530,730	2,713,028
Provision for contract settlement	4, 5		-	-		1,252,076	-
Rent			15,408	2,220		75,487	12,603
Research and development			2,984,580	3,712,272		11,246,495	7,934,611
Share based payments	8, 9, 11		6,893,858	6,267,643		8,855,582	7,233,036
Travel and meals			77,026	372,987		352,062	814,118
			(13,262,819)	(15,130,387)		(33,829,722)	(30,984,228)
OTHER ITEMS:
Interest expense	7, 13		(251,962)	(2,226)		(545,000)	(346,854)
Accretion expense	13		(265,356)	-		(719,195)	(203,918)
Other income	19		18,056	81,657		68,026	259,843
Grant income	3		42,071	-		98,105	-
Loss on derivative liability	13		(3,010,994)	-		(546,121)	-
NET LOSS			(16,731,004)	(14,902,916)		(35,463,907)	(31,036,486)
Foreign exchange difference			562,012	2,653		340,038	(186,679)
NET COMPREHENSIVE LOSS			$(16,168,992)	$(14,900,263)		$(35,123,869)	$(31,223,165)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted			$(0.09)	$(0.10)		$(0.27)	$(0.23)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted		$	Nil	$(0.64)	$	Nil	$(1.44)
Weighted Average Number of Class A Subordinate Voting Shares - Basic and Diluted			172,429,919	83,682,041		129,911,731	73,271,616
Weighted Average Number of Class B Proportionate Voting Shares - Basic and Diluted			-	10,000,000		-	10,000,000

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3

VERSES AI INC.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Deficiency

For the nine months ended December 31, 2024 and 2023

(Expressed in United States dollars - Unaudited)

	Number of Class B Proportionate Voting Shares	Number of Class A Subordinate Voting Shares	Share Capital	Contributed Surplus	Obligation to Issue Shares	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Deficiency
Balance, March 31, 2023	10,000,000	55,805,937	$30,264,179	$5,606,507	$83,456	$(636,527)	$(34,476,242)	$841,373
Exercise of options and warrants	-	13,316,750	10,462,990	(1,023,091)	(83,456)	-	-	9,356,443
Issuance of units for cash	-	4,878,048	7,491,999	-	-	-	-	7,491,999
Private placement issuance costs	-	50,000	(1,593,214)	697,807	-	-	-	(895,407)
Conversion of convertible debentures (net)	-	4,372,648	5,699,420	(98,048)	-	-	-	5,601,372
Stock options granted	-	-	-	6,336,800	-	-	-	6,336,800
Modification of finders’ warrants	-	-	-	440,604	-	-	-	440,604
Special warrants issued	-	-	-	-	10,026,270	-	-	10,026,270
Special warrants issuance costs	-	-	-	782,626	(1,584,795)	-	-	(802,169)
Special warrants converted to shares	-	6,612,849	8,441,475	-	(8,441,475)	-	-	-
Issuance of shares for settlement	-	200,000	198,801	-	-	-	-	198,801
Foreign exchange difference	-	-	-	-	-	(186,679)	-	(186,679)
Net loss	-	-	-	-	-	-	(31,036,486)	(31,036,486)
Balance, December 31, 2023	10,000,000	85,236,232	$60,965,650	$12,743,205	$-	$(823,206)	$(65,512,728)	$7,372,921
Exercise of options and warrants	-	632,371	579,585	(96,571)	-	-	-	483,014
Stock options granted	-	-	-	597,878	-	-	-	597,878
SAFE conversion to shares	-	675,000	1,025,000	-	-	-	-	1,025,000
Foreign exchange difference	-	-	-	-	-	(97,752)	-	(97,752)
Net loss	-	-	-	-	-	-	(15,570,799)	(15,570,799)
Balance, March 31, 2024	10,000,000	86,543,603	$62,570,235	$13,244,512	$-	$(920,958)	$(81,083,527)	$(6,189,738)
Exercise of options and warrants	-	3,364,349	3,005,348	(987,543)	-	-	-	2,017,805
Stock options granted	-	-	-	2,173,967	-	-	-	2,173,967
Conversion of Class B Proportionate Voting shares into Class A Subordinate Voting shares	(10,000,000)	62,500,000	-	-	-	-	-	-
Shares issued for services	-	50,000	49,714	-	-	-	-	49,714
Special warrants proceeds received	-	-	-	-	8,569,395	-	-	8,569,395
Special warrants issuance costs	-	-	-	239,684	(670,851)	-	-	(431,167)
Special warrants converted to shares	-	10,000,000	6,758,974	-	(6,758,974)	-	-	-
Issuance of units for cash	-	14,623,300	6,690,340	-	-	-	-	6,690,340
Private placement issuance costs	-	-	(757,317)	242,041	-	-	-	(515,276)
RSU settlement	-	333,333	284,417	-	-	-	-	284,417
Net loss	-	-	-	-	-	340,038	(35,463,907)	(35,123,869)
Balance, December 31, 2024	-	177,414,585	$78,601,711	$14,912,661	$1,139,570	$(580,920)	$(116,547,434)	$(22,474,412)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

4

VERSES AI INC.

Condensed Consolidated Interim Statements of Cash Flows

For the nine months ended December 31, 2024 and 2023

(Expressed in United States dollars)

For the year ended	December 31, 2024	December 31, 2023
Cash provided by (used in):
OPERATING ACTIVITIES
Net loss for the period	$(35,463,907)	$(31,036,486)
Items not involving cash
Accretion expense	719,195	203,918
Depreciation	138,088	196,814
Fair value gain on derivative liability	(546,121)	-
Foreign exchange effect on convertible debenture	204,694	154,109
Interest expense	545,000	346,854
Issuance of shares for services and advisory units	49,714	61,049
Provision for contract settlement	1,252,076	-
Share based payments	8,855,582	7,233,036
	(24,245,679)	(22,840,706)
Net changes in non-cash working capital items:
Accounts receivable	100,000	(1,235,000)
Contract assets and unbilled revenue	(242,959)	373,878
Tax receivable	(182,822)	(149,556)
Prepaid expenses	(54,842)	211,787
Deferred financing costs	80,993	-
Deferred revenue	100,000	247,344
Accounts payable and accrued liabilities	164,722	708,854
Net cash used in operating activities	(24,280,587)	(22,683,399)
INVESTING ACTIVITIES
Due from related parties	(482,177)	(674,854)
Investment in equipment	(30,580)	(161,099)
Net cash used in investing activities	(512,757)	(835,953)
FINANCING ACTIVITIES
Deferred grant	122,748	-
Repayments of loans	(2,005,815)	(5,814)
Proceeds from issuance of units	6,690,340	17,518,269
Private placement issuance costs	(515,276)	(1,746,316)
Proceeds from issuance of convertible debenture	10,000,000	-
Proceeds from issuance of equity instruments	2,017,805	9,356,443
Proceeds from issuance of special warrants	8,511,105	-
Special warrants issuance costs	(372,877)	-
Lease payments	-	(94,838)
Net cash provided by financing activities	24,448,030	25,027,744
Foreign exchange effect on cash	329,538	(186,679)
Net change in cash during the period	(15,776)	1,321,713
Cash, beginning of the period	892,727	4,397,281
Cash, end of the period	$876,951	$5,718,994

Supplemental cash flow information (Note 19).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

1.	NATURE OF BUSINESS AND GOING CONCERN

Chromos Capital Corp. was incorporated under the Business Corporations Act (British Columbia) on November 19, 2020. On June 17, 2021, Chromos Capital Corp. changed its name to Verses Technologies Inc. On March 31, 2023, Verses Technologies Inc. changed its name to Verses AI Inc. (“VAI”, “VERSES” or the “Company”).

VERSES is a cognitive computing company specializing in biologically inspired distributed intelligence. Their flagship offering, GeniusTM, is patterned after natural systems and neuroscience. Key features of GeniusTM include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, GeniusTM transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and artificial intelligence, across digital and physical domains.

On June 28, 2022, the Class A Subordinate Voting Shares of the Company (the “Subordinate Voting Shares”) were listed and started trading on the Cboe Canada Exchange (“Cboe Canada”) (“Listing”) under the symbol “VERS”.

On October 4, 2022, the Company announced that the Company’s Subordinate Voting Shares have commenced trading on the OTCQX® Best Market, an over-the-counter public market in the United States, under the ticker symbol “VRSSF”. VERSES will continue to trade on Cboe Canada in Canada, as its primary listing.

The Company’s head office and registered and records office is located at 205 - 810 Quayside Drive, New Westminster, British Columbia, V3M 6B9, Canada.

For the nine months ended December 31, 2024, the Company incurred a net loss of $ 35,463,907 (December 31, 2023 - $31,036,486) which was funded by the issuance of convertible debenture, special warrants, issuance of units, and exercises of options and warrants. As of December 31, 2024, the Company has an accumulated deficit of $116,547,434 (March 31, 2024 - $81,083,527). The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

The necessity that the Company raise sufficient funds to carry out its growth plans are conditional, in part, on the continuation of its agreements and investor support. The material uncertainty raised by these events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. These condensed consolidated interim financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going concern. In such circumstances, the Company would be required to realize its assets and discharge its liabilities outside of the normal course of business, and the amounts realized could differ materially from those reflected in the accompanying condensed consolidated interim financial statements.

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

a)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. They do not include all of the information required for full annual financial statements and should be read in conjunction with the Company’s audited annual consolidated financial statements for the fiscal year ended March 31, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The condensed consolidated interim financial statements were authorized for issue in accordance with a resolution from the Board of Directors on November 14, 2024.

6

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

b)	Basis of preparation

These condensed consolidated interim financial statements have been prepared on the historical cost basis, using the accrual basis of accounting, except for cash flow information and certain financial instruments, which are measured at fair value. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual consolidated financial statements as of March 31, 2024. The condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual consolidated financial statements for the year ended March 31, 2024.

c)	Consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its wholly owned subsidiaries. The results of the subsidiaries will continue to be included in the condensed consolidated interim financial statements of the Company until the date that the Company’s control over the subsidiaries ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Details of the Company’s principal subsidiaries at December 31, 2024 and March 31, 2024 are as follows:

Name	Place of Incorporation	December 31, 2024 Interest	March 31, 2024 Interest
Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”)	Wyoming, USA	100%	100%
Verses Operations Canada Inc. (“VOC”)	British Columbia, CA	100%	100%
Verses Logistics Inc. (“VLOG”)	Wyoming, USA	100%	100%
Verses Realities Inc. (“VRI”)	Wyoming, USA	100%	100%
Verses Inc. (“VINC”)	Wyoming, USA	100%	100%
Verses Health Inc. (“VHE”)	Wyoming, USA	100%	100%
Verses Global BV (“VBV”)	Netherlands	100%	100%
Verses Solutions Inc (“VSOL”)	Wyoming, USA	100%	Nil

d)	Significant accounting estimates and judgments

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period. These condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes could differ from these estimates.

7

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

2.	SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

d)	Significant accounting estimates and judgments (continued)

The significant judgements made by management in the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied in the annual audited consolidated financial statements for the year ended March 31, 2024, with the exception of the following:

●	Convertible Debenture – The convertible debenture included an option which can be settled in the Company’s Class A Subordinate Voting Shares. The conversion feature was determined to a derivative instrument and is measured at fair value through profit or loss using the Monte Carlo simulation. The host liability is initially recognized using the residual value method, as the fair value, calculated at the net present value of the liability based upon non-convertible debt issued by comparable companies would have exceeded the principal value of the convertible debenture, and subsequently accounted for at amortized cost using the effective interest rate method. The conversion feature was determined to a derivative instrument and is measured at fair value through profit or loss using the Monte Carlo simulation.

3.	DEFERRED GRANT

The Company’s subsidiary, VBV, entered into a grant agreement (alongside other beneficiaries) with the Horizon Europe, which is delegated under the European Commission, to provide technical expertise on artificial intelligence.

Under the grant agreement, VBV received $226,877 (€209,056) on July 24, 2024, upon the execution of the agreement. The funds under this agreement are to reimburse the Company for amounts spent on the project. The Company is required to submit their costs incurred related to the project and only approved expenses under the project are reimbursed.

Of the expenses incurred, $16,437 (2024 - $Nil) are outstanding in accounts payable and accrued liabilities, with $174,375 (2024 - $Nil) remaining in restricted cash. Grant income of $98,105 was recognized during the period ended December 31, 2024.

Balance, March 31, 2024	$-
Grant received	226,877
Expenses on the project	(98,105)
Exchange difference	(6,024)
Balance, end of the period	$122,748

4.	REVENUE

The Company recognized revenues from contracts with customers in accordance with the following timing under IFRS 15 Revenue from Contracts with Customers.

	Three months ended		Nine months ended
	December 31,		December 31,
	2024	2023	2024	2023
Recognized at a point in time (1)	$-	$-	$155,000	$218,600
Recognized over the duration of contracts (2)	-	544,536	-	1,160,269
Total	$-	$544,536	$155,000	$1,378,869

(1) Includes revenues from completed Proof of Concept contracts (“POCs”).

(2) Includes revenue from Software as a Service (“SaaS”).

8

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

4.	REVENUE (continued)

On August 14, 2024, the Company announced the existing SaaS contract with its customer was voided by both parties. As a result, the Company has not recognized any revenues related to SaaS services in the current year, and has recorded a provision for the contract settlement for $1,252,076 (Note 5).

5.	CONTRACT ASSETS AND UNBILLED REVENUE

The Company’s contract assets and unbilled revenues are summarized as follows:

	Contract assets	Unbilled revenue	Total
Balance, March 31, 2023	$156,490	$1,193,945	$1,350,435
Additions	-	1,108,131	1,108,131
Invoiced	-	(1,050,000)	(1,050,000)
Costs recognized	(156,490)	-	(156,490)
Balance, March 31, 2024	$-	$1,252,076	$1,252,076
Additions	242,959	-	242,959
Provision for contract settlement (Note 4)	-	(1,252,076)	(1,252,076)
Balance, December 31, 2024	$242,959	$-	$242,959

6.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities are summarized as follows:

	December 31, 2024	March 31, 2024
Accounts payable	$3,119,313	$2,782,502
Accrued liabilities	41,700	82,500
	$3,161,013	$2,865,002

7.	LOANS PAYABLE

Loan activity consisted of the following:

For the period ended	December 31, 2024	March 31, 2024
Balance, beginning of the period	$140,904	$143,331
Repayment	(5,815)	(7,752)
Interest expense	3,940	5,325
Balance, end of the period	$139,029	$140,904

On June 5, 2020, the Company received a $142,400 loan from the U.S. Small Business Administration. The loan is secured by all tangible and intangible personal property of VTU, and bears interest of 3.75% per annum and requires monthly payments of $646 starting in June 2021 with a maturity of 30 years.

9

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS

The Company has an Omnibus Equity Incentive Plan (the “Plan”) available to employees, directors, officers, and consultants with grants under the Plan approved from time to time by the Board of Directors. Under the Plan, the Company is authorized to issue options to purchase an aggregate of up to 25% of the Company’s issued and outstanding Subordinate Voting Shares. Each option can be exercised to acquire one Subordinate Voting Share of the Company. The exercise price for an option granted under the Plan may not be less than the market price at the date of grant.

Options to purchase Subordinate Voting Shares have been granted to directors, employees, and consultants as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD$)	Outstanding
June 16, 2027	2.46	0.80	2,800,000
September 16, 2027	2.71	1.00	665,000
April 28, 2028	3.33	1.65	100,000
December 15, 2028	3.96	1.22	9,536,805
December 20, 2028	3.97	1.13	3,680,000
April 15, 2029	4.29	1.14	245,000
July 3, 2029	4.51	1.07	4,045,900
	3.14	$1.11	21,072,705

A summary of the Company’s stock options as at December 31, 2024, and changes for the periods then ended is as follows:

	Number of stock options	Weighted Average Exercise Price (CAD$)
Outstanding, March 31, 2023	6,980,000	0.80
Granted	10,000,000	1.35
Exercised	(2,333,750)	0.74
Outstanding, March 31, 2024	14,646,250	$1.19
Granted	9,830,994	1.01
Exercised	(1,200,000)	0.83
Cancelled	(2,204,539)	1.32
Outstanding, December 31, 2024	21,072,705	1.11
Exercisable, December 31, 2024	13,579,561	$0.91

During the period ended December 31, 2024:

-	682,800 stock options at an average exercise price of CAD$1.24 belonging to inactive employees were cancelled according to the Plan. The original fair value of these stock options of $254,027 was reclassified from contributed surplus to share based payments upon cancellation.
-	1,521,739 options at an exercise price of CAD$1.35 belonging to an employee were cancelled. The original fair value of these stock options of $1,142,294 was reclassified from contributed surplus to share based payments upon cancellation.

10

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS (continued)

On December 23, 2024, the Company granted 1,335,000 stock options to employees and independent contractors of the Company with an exercise price of CAD$1.13, expiring in 5 years, with 25% vesting on the date that is one (1) year from the vesting start date and 6.25% every subsequent quarter. The stock options were fair valued at the end of the period at $792,184, of which $205,794 is recognized in the current period using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$1.13
Risk-free interest rate	3.04%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.59

On December 23, 2024, the Company granted 1,600,000 stock options to strategic consultants of the Company with an exercise price of CAD$1.13, expiring in 5 years, where 33.33% of the stock options vested on the grant date and 33.33% will vest every 6 months after the grant date. The Company also granted 745,000 stock options to strategic consultants of the Company with an exercise price of CAD$1.13, expiring in 5 years, where 25% vests on the date that is one (1) year from the Vesting Start Date and 6.25% vests at the end of each full quarter thereafter.

The stock options were fair valued at $2,136,348, of which $706,325 is recognized in the current period using the Black-Scholes option pricing model with the following assumptions:

Share price at revaluation date	CAD$1.64
Risk-free interest rate	2.87%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.91

On October 9, 2024, the Company granted 1,521,739 stock options to an employee with an exercise price of CAD$0.53, expiring in December 2028, where 100% vested on the grant date. The stock options were fair valued at $420,029, which is recognized in the current period using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.53
Risk-free interest rate	3.04%
Expected life	4.2 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.28

11

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS (continued)

On July 3, 2024, the Company granted 2,313,700 stock options to employees and independent contractors of the Company with a weighted average exercise price of CAD$1.08, expiring in 5 years, with 25% vesting on the date that is one (1) year from the vesting start date and 6.25% every subsequent quarter. The stock options were fair valued at the end of the period at $1,376,157, of which $548,532 is recognized in the current period using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at revaluation date	CAD$1.07
Risk-free interest rate	3.57%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.59

On July 3, 2024, the Company granted 2,000,000 stock options to strategic consultants of the Company with an exercise price of CAD$1.07, expiring in 5 years, where 33.33% stock options vested on the grant date and 33.33% will vest every 6 months after the grant date. The stock options were fair valued at $730,887, of which $630,329 is recognized in the current period using the Black-Scholes option pricing model with the following assumptions:

Share price at revaluation date	CAD$1.64
Risk-free interest rate	2.96%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.30

On April 15, 2024, the Company granted 115,000 stock options to employees and independent contractors of the Company with a weighted average exercise price of CAD$1.23, expiring in 5 years, with 25% vesting on the date that is one (1) year from the vesting start date and 6.25% every subsequent quarter. The stock options were fair valued at $72,423, of which $29,312 is recognized in the current period using the Black-Scholes option pricing model with the following assumptions:

Share price at grant date	CAD$1.23
Risk-free interest rate	3.77%
Expected life	5 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Grant date fair value per option	$0.63

12

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS (continued)

On April 15, 2024, the Company granted 200,555 stock options to strategic consultants with an exercise price of CAD$1.14 and expiration in 5 years. Of these, 50,185 vested on the grant date, 15,000 on May 1, 2024, and 15,000 at the beginning of every calendar month thereafter. The remaining 370 stock options will vest 33.33% every 6 months after the grant date.

For the period ended December 31, 2024, the Company recognized $166,807 as share-based payment for stock options granted in April 2024 for strategic consultants of the Company. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at revaluation date	CAD$1.64
Risk-free interest rate	2.87%
Expected life	4.3 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Revaluation date fair value per option	$0.85

On December 15, 2023, the Company granted 9,394,670 stock options to employees and strategic consultants of the Company with an exercise price of CAD$1.35, expiring in 5 years, where 4,676,035 stock options are vested on the grant date, based on previous commitments, and 6.25% every subsequent quarter.

For the period ended December 31, 2024, the Company recognized $652,566 as share-based payment for stock options granted in December 2023 using the graded vesting method over the vesting period.

On December 15, 2023, the Company granted 505,330 stock options to strategic consultants with an exercise price of CAD$1.35. The options expire in 5 years, and 33.33% vested on December 30, 2024, and 33.33% every 6 months thereafter.

For the period ended December 31, 2024, the Company recognized $199,017 as share-based payment for stock options granted in December 2023. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at revaluation date	CAD$1.64
Risk-free interest rate	2.87%
Expected life	3.9 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Revaluation date fair value per option	$0.83

On April 28, 2023, the Company granted 100,000 stock options to a strategic consultant with an exercise price of CAD$1.65. The options expire in 5 years, with 50,000 vesting 6 months after the grant date and 50,000 vesting 12 months after the grant date.

For the period ended December 31, 2024, the Company recognized $9,090 as share-based payment for stock options granted in April 2023 for strategic consultants of the Company. The fair value of stock options is estimated using the Black-Scholes option pricing model with the following assumptions:

13

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS (continued)

Share price at revaluation date	CAD$0.72
Risk-free interest rate	2.87%
Expected life	3.4 years
Expected volatility	100%
Expected forfeitures	0%
Expected dividends	Nil
Revaluation date fair value per option	$0.80

Included in the Plan, the Company may grant RSUs to employees, directors, officers, and consultants. The RSUs can be settled at the election of the holder for Subordinate Voting Shares, cash, or a combination of Subordinate Voting Shares and cash. The RSUs were determined to be a liability instrument, and the fair value will be recognized as an expense using the graded vesting method over the vesting period.

On December 23, 2024, the Company granted 8,000,000 RSUs to strategic consultants of the Company with no exercise price, expiry date of 10 years from the grant date, where 2,417,708 vested on the grant date, 1,250,000 will vest in July 2025, 1,250,000 will vest in July 2026, 48,958 will vest monthly for 48 months, 333,334 will vest 33,33% after the grant date and 33,33% every 6 months, 200,000 will vest 33.33% after 1 year of the grant date and 33,33% every year afterwards, and 2,500,000 will vest according to the completion of specific milestones. The RSUs were fair valued on the day of the grant at $6,268,900 based on the market price of one Subordinate Voting Share at the end of the period, of which $2,927,997 is recognized in the current period using the graded vesting system.

On September 13, 2024, the Company granted 2,000,000 RSUs to a director of the Company with no exercise price, expiry date of 10 years from the grant date, vesting 666,672 within one year of the grant date and 8.33% every three months afterwards.

For the period ended December 31, 2024, the Company revalued the RSUs granted on September 13, 2024 based on the market price of one Subordinate Voting Share on the revaluation date. The Company recognized $458,577 as share-based payment for RSUs in the current period.

On July 3, 2024, the Company granted 9,715,000 RSUs to a strategic consultant (50,000), directors (450,000), and employees (9,215,000). The RSUs have no exercise price, expire 10 years from the grant date, and vest 33.33% within one year of the grant date and 33.33% every year thereafter.

For the period ended December 31, 2024, the Company revalued the RSUs granted on July 3, 2024 based on the market price of one Subordinate Voting Share on the revaluation date. The Company recognized $3,313,107 as share-based payment for RSUs in the current period.

On October 9, 2024, the Company cancelled 160,000 RSUs belonging to an employee. The original fair value of these RSUs of $12,717 was reclassified from RSU liability to share based payments upon cancellation.

On June 20, 2024, the Company granted 1,000,000 RSUs to a strategic investor of the Company, with no exercise price, expiry date of 10 years from the grant date, vesting equal installments of 10,000 RSUs for every CAD$100,000 in revenue derived by the Company from commercial agreements it enters into with affiliates of the strategic investor. No value was attributed to these RSUs, as the vesting is still uncertain.

On April 15, 2024, the Company granted 50,000 RSUs to a strategic consultant. The RSUs have no exercise price, expire 10 years from the grant date, and vest 100% on the grant date.

For the period ended December 31, 2024, the Company revalued the RSUs granted on April 15, 2024 based on the market price of one Subordinate Voting Share on the revaluation date. The Company recognized $56,989 as share-based payment for RSUs in the current period.

14

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS (continued)

On November 15, 2023, the Company granted 150,000 RSUs to a strategic consultant of the Company, with no exercise price, expiry date of 10 years from the grant date, vesting 33.33% on the grant date, 33.33% on December 28, 2023, and 33.33% on March 28, 2024.

For the period ended December 31, 2024, the Company revalued the RSUs granted on November 15, 2023 based on the market price of one Subordinate Voting Share on the revaluation date. The Company recognized $12,948 as share-based payment for RSUs in the current period.

During the year ended March 31, 2023, 500,000 RSUs were granted to a director. They have no exercise price, expire 10 years from the grant date, and vest 1/3 on the first anniversary of the Listing and 1/3 each subsequent anniversary thereafter (Note 8). At December 31, 2024, the RSUs were revalued based on the market price of one Subordinate Voting Share on the revaluation date, and the Company derecognized $75,287 as share-based payment for RSUs in the current period.

On December 27, 2024, 333,333 of the RSUs granted in the year ended March 31, 2023, were settled into Subordinate Voting Shares (Note 11).

Number of RSUs
Balance, March 31, 2023	500,000
Issued, November 15, 2023	150,000
Balance, March 31, 2024	650,000
Issued, April 15, 2024	50,000
Issued, June 20, 2024	1,000,000
Issued, July 3, 2024	9,715,000
Issued, September 13, 2024	2,000,000
Issued, December 23, 2024	8,000,000
Cancelled	(160,000)
Converted	(333,333)
Balance, December 31, 2024	20,921,667
Exercisable, December 31, 2024	2,417,708

15

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

8.	SHARE BASED PAYMENTS (continued)

A reconciliation of share based payments is as follows:

Share based payments	Stock Options	RSUs	Modification of broker’s warrants	Settlement agreement	Total
Previous year graded vesting	473,705	-	-	-	473,705
New grants Q1 2023	53,067	-	-	-	53,067
New grants Q3 2023	5,801,935	127,400	-	-	5,929,335
Revaluation RSUs 2023	-	137,524	-	-	137,524
Settlement agreement	-	-	-	198,801	198,801
Modification of broker’s warrants	-	-	440,604	-	440,604
Balance, December 31, 2023	$6,328,707	$264,924	$440,604	$198,801	$7,233,036

Previous years graded vesting	860,673	-	-	-	860,673
Revaluation RSUs 2023	-	(62,339)	-	-	(62,339)
New grants Q1 2024	196,119	56,989	-	-	253,108
New grants Q2 2024	1,178,861	3,771,684	-	-	4,950,545
New grants Q3 2024	1,334,636	2,927,997	-	-	4,262,633
Cancelled options / RSUs	(1,396,321)	(12,717)	-	-	(1,409,038)
Balance, December 31, 2024	$2,173,968	$6,681,614	$-	$-	$8,855,582

9.	RELATED PARTY TRANSACTIONS AND BALANCES

The Company’s related parties consist of the directors, executive officers, and companies controlled by them. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those with authority and responsibility for planning, directing, and controlling the company’s activities. The Company has determined that key management personnel consist of executive and non-executive members of its Board of Directors and senior officers.

During the three and nine months ended December 31, 2024 and 2023, related party transactions were as follows:

	Three months ended		Nine months ended
	December 31,		December 31,
	2024	2023	2024	2023
Management fees	$49,753	$12,500	$134,334	$12,500
Management salaries and benefits included in personnel expenses	347,051	305,929	1,117,687	1,033,436
Share-based payments (Note 8)	302,201	486,509	626,013	920,566
	$699,005	$804,938	$1,878,034	$1,966,502

Included in accounts payable and accrued liabilities at December 31, 2024, were amounts totaling $22,500 (March 31, 2024 – $nil) due to the Chairman of the Company.

16

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

9.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Included in due from related parties at December 31, 2024 were amounts totaling $2,352,142 (March 31, 2024 - $1,872,334) due from companies controlled by key management personnel. These amounts are unsecured and interest-free.

Also included in the due from related parties is an unsecured loan of $67,305 (March 31, 2024 - $64,936) to a key member of the management team. The loan has an annual interest rate of 5% and requires principal and interest to be paid in full by May 1, 2033. No repayments were made in the period ending December 31, 2024.

On December 23, 2024, the Company granted 439,506 stock options to the Chief Financial Officer and 200,000 stock options to its Chief Operating Officer with an exercise price of CAD$1.13, expiring in 5 years, where 439,506 vested on the grant date and 200,000 will vest 25% within one year of the grant date, and 6.25% every subsequent quarter. The Company revalued the RSUs based on the market price of one Subordinate Voting Share on the revaluation date. The stock options were fair valued at $118,679, of which $30,831 (December 31, 2023 - $355,691) is recognized in the current period using the Black-Scholes option pricing model (Note 8).

On September 13, 2024, 2,000,000 RSUs were granted to the Chairman of the Company, expiring in 10 years, where 33.33% will vest within 1 year of the vesting date, and 8.33% will vest every quarter thereafter. The Company revalued the RSUs based on the market price of one Subordinate Voting Share. The Company used the Black-Scholes option pricing model to recognize $458,577 in the current period (Note 8).

On July 3, 2024, the Company granted 100,000 stock options to the Chief Operating Officer and 50,000 to the Chief Financial Officer. The Options have an exercise price of CAD$1.07 and expire in 5 years. 25% of the options will vest within one year of the grant date and 6.25% every subsequent quarter. The stock options were fair valued at $89,352, of which $34,956 is recognized in the current period using the Black-Scholes option pricing model (Note 8).

On July 3, 2024, the Company granted 50,000 RSUs to the Chief Financial Officer and 450,000 to the independent directors. The RSUs have no exercise price and expire in 10 years. They vest 33.33% within one year of the grant date and 33.33% yearly thereafter. The Company revalued the RSUs based on the market price of one Subordinate Voting Share on the revaluation date. The Company recognized $172,705 as share-based payment for RSUs in the current period (Note 8).

On December 15, 2023, the Company granted 50,000 stock options to its Chief Operating Officer with an exercise price of CAD$1.35. The options expire in 5 years, with 25% vesting within one year of the grant date and 6.25% every subsequent quarter. The stock options were fair valued at $38,203, of which $4,231 (December 31, 2023 - $19,883) is recognized in the current period using the Black-Scholes option pricing model (Note 8).

On December 31, 2024, the RSUs granted to a director in the year ended March 31, 2023, were valued the RSUs based on the market price of one Subordinate Voting Share on the revaluation date, of which $75,287 is derecognized in the current period (December 31, 2023 - $353,392 was recognized) (Note 8).

On December 31, 2024, the stock options granted in prior periods to the directors and officers were recognized as an expense in the current period using the graded vesting method over the vesting period is $nil (December 31, 2023 - $211,483) (Note 8).

17

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

10.	COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (“Cyberlab”) (a company controlled by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing, and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

-	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to retain Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g., registries, registrars, etc.) as it sees fit.
-	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).
-	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).
-	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).
-	Years 20 to 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

As of December 31, 2024, no amounts are payable under the royalty agreement.

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at the grant date based on the market price of the Company’s shares. As at December 31, 2024, the outstanding commitment balance is nil (March 31, 2024 – 8,965,855) to be granted as options, RSUs or DSUs.

The Company has entered into severance agreements with its executives. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 month’s worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

11.	SHARE CAPITAL

a)	Authorized shares

Effective July 20, 2021, the Company amended its Articles to create an unlimited number of Class A Subordinate Voting Shares and unlimited number of Class B Proportionate Voting Shares. Each Subordinate Voting Share shall entitle the holder thereof to one vote. Each Class B share shall entitle the holder thereof to 6.25 votes and such proportionate dividends and liquidation rights. Each Class B share is convertible, at the holder’s option, into 6.25 Subordinate Voting Shares.

On May 30, 2024, 10,000,000 Class B Proportionate Voting Shares were converted into 62,500,000 Subordinate Voting Shares.

18

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

11.	SHARE CAPITAL (continued)

b)	Issued

During the period ended December 31, 2024, the following equity instruments were exercised for gross proceeds of CAD$2,788,599:

-	978,749 warrants with an exercise price of CAD$0.80.
-	585,600 warrants with an exercise price of CAD$1.00.
-	600,000 warrants with an exercise price of CAD$0.70.
-	1,000,000 stock options with an exercise price of CAD$0.80.
-	200,000 stock options with an exercise price of CAD$0.80.

The reclassification from contributed surplus from the exercises of warrants and stock options was $987,543.

On April 9, 2024, 50,000 shares were issued to a strategic consultant of the Company. The shares were fair valued at $49,714 considering the share price of CAD$1.35 stated in the consulting agreement.

In July and August 2024, the Company converted 10,000,000 Special Warrants units into 10,000,000 Subordinate Voting Shares and 4,999,998 warrants (Note 12).

On September 26, 2024, the Company closed the first tranche offering of 6,250,000 units (the “Units”) of the Company, for gross proceeds of $3,686,000 (the “LIFE Offering”).

Each Unit was sold at a price of CAD$0.80 and of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share (each, a “Warrant Share”) at an exercise price of $1.20 per Share, subject to adjustment in certain circumstances, for a period of 36 months from September 26, 2024.

In connection with the Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of $278,772; (ii) issued to certain finders and advisors an aggregate of 285,187 compensation warrants (the “Compensation Warrants”), and (iii) incurred in legal fees of $41,257. Each Compensation Warrant will be exercisable into one Unit at the Offering Price for a period of 36 months following the Closing Date.

In November and December 2024, the Company closed the 3 additional tranches of the LIFE offering of 8,373,300 units (the “Units”) of the Company, for gross proceeds of $3,004,340 (the “LIFE Offering”).

Each Unit was sold at a price of CAD$0.50 and consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one share purchase warrant. Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of CAD$0.70 per Share, subject to adjustment in certain circumstances, for a period of 36 months from the closing date.

In connection with the Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of $174,113; (ii) issued to certain finders and advisors an aggregate of 550,264 compensation warrants (the “Compensation Warrants”), and (iii) incurred in legal fees of $63,347. Each Compensation Warrant will be exercisable into one Unit at the Offering Price for a period of 36 months following the closing date.

On December 27, 2024, 333,333 of the RSUs granted in the year ended March 31, 2023 were settled into Subordinate Voting Shares with a value of $284,417 based on the share price and exchange rate on the settlement date.

19

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

12.	WARRANTS

In connection with the issuance of Life Offering, completed in November and December 2024, the Company issued 4,306,650 warrants and 367,614 Compensation Warrants (Note 11).

The total fair value of the broker warrants was $165,518, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.46
Risk-free interest rate	3.01%
Expected life	3 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

On November 8, 2024, the Company closed a non-brokered private placement of special warrants (“Special Warrants”) for gross proceeds of up to CAD$1,800,000 through the sale of 3,600,000 Special Warrants at a price of CAD$0.50 per Special Warrant.

Each Special Warrant shall convert into one Unit of the Company (a “Unit”) at no additional cost four months and a day after date of issuance of the Special Warrants.

Each Unit is comprised of one Subordinate Voting Share (a “Unit Share”), and one-half of one Class A Subordinate Voting Share purchase warrant (each full warrant, a “Unit Warrant”). Each Unit Warrant shall be exercisable into one Subordinate Voting Share (a “Unit Warrant Share”) at a price of CAD$0.70 per Unit Warrant Share for a period of three (3) years from the date of issue of the Unit Warrants.

In connection with the issuance of the Special Warrant, the Company issued 182,650 Compensation Warrants.

The total fair value of the broker warrants was $58,290, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.49
Risk-free interest rate	3.05%
Expected life	3 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

In connection with the issuance of Life Offering, completed in September 2024, the Company issued 3,125,000 warrants and 285,187 Compensation Warrants (Note 11).

The total fair value of the broker warrants was $134,813, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date	CAD$0.73
Risk-free interest rate	2.90%
Expected life	3 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

20

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

12.	WARRANTS (continued)

On April 18, 2024, the Company announced a non-brokered private placement of special warrants (“Special Warrants”) for gross proceeds of up to CAD$10,000,000 through the sale of 10,000,000 Special Warrants at a price of CAD$1.00 per Special Warrant.

Each Special Warrant shall convert into one Unit of the Company (a “Unit”) at no additional cost upon the earlier of: (i) the Company obtaining a receipt from the applicable securities commission(s) in Canada for the final prospectus qualifying the distribution of the Units to be issued upon exercise or deemed exercise of the Special Warrants; and (ii) the date that is four months and a day after date of issuance of the Special Warrants.

Each Unit is comprised of one Subordinate Voting Share (a “Unit Share”), and one-half of one Class A Subordinate Voting Share purchase warrant (each full warrant, a “Unit Warrant”). Each Unit Warrant shall be exercisable into one Subordinate Voting Share (a “Unit Warrant Share”) at a price of CAD$1.50 per Unit Warrant Share for a period of two (2) years from the date of issue of the Unit Warrants.

The proceeds received from the Special Warrants are to be used for general corporate and working capital purposes, for the continued development of GeniusTM and the release of the Genius beta program, and the repayment of outstanding loans. In particular, US$2,000,000 of the proceeds received will be used to repay the outstanding principal amount of loans accepted by VTU, from two arms’-length investors (Note 16). All securities issued pursuant to the Private Placement will be subject to a four-month hold period from the date of issue.

The Company completed the issuance of 10,000,000 Units for gross proceeds of CAD$10,000,000 and paid fees to eligible finders consisting of: (i) CAD$317,286; and (ii) 316,536 finder warrants (the “Finder Warrants”). Each Finders Warrant will be exercisable into one unit (a “Finder Unit”) at a price of CAD$1.00 per Finder Unit until the date that is two (2) years from the date of issue of the Finder Warrants, which Finder Unit will be comprised of a Subordinate Voting Share and one-half of one Subordinate Voting Share purchase warrant (each, whole warrant, a “Finder Unit Warrant”). Each Finder Unit Warrant shall be exercisable into one Subordinate Voting Share (a “Finder Unit Warrant Share”) at a price of CAD$1.50 per Finder Unit Warrant Share for a period of two (2) years from the date of issue of the Finder Unit Warrants.

The total fair value of the broker warrants was $181,394, estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

Share price at grant date (based on the announcement date)	CAD$1.02
Risk-free interest rate	4.25%
Expected life	2 years
Expected volatility (based on comparable publicly listed entities)	100%
Expected dividends	Nil

In July and August 2024, the Company converted 10,000,000 Special Warrants units into 10,000,000 Subordinate Voting Shares and 4,999,998 warrants (Note 11). Each warrant is exercisable at CAD$1.50 within 2 years of the issuance date.

In connection with the issuance of convertible debenture (Note 13) the Company issued 6,890,000 warrants. Because the unit price of the convertible debenture (CAD$1.00) is lower than the price of the units on announcement date (CAD$1.02), there is no value to be allocated to the warrants according to the residual value method.

21

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

12.	WARRANTS (continued)

Warrants outstanding as at December 31, 2024 are summarized below:

	Number of warrants	Weighted Average Exercise Price (CAD$)
Balance, March 31, 2023	26,188,410	$0.99
Issued	9,134,608	2.78
Exercised	(11,615,371)	1.31
Balance, March 31, 2024	23,707,647	$1.52
Issued	20,353,635	1.24
Exercised	(2,164,349)	0.83
Expired	(45)	0.80
Balance, December 31, 2024	41,896,888	$1.42

As of December 31, 2024, the Company’s outstanding share purchase warrants expire as follows:

Expiry date	Weighted Average Remaining Contractual Life in Years	Exercise Price (CAD$)	Outstanding
April 3, 2025	0.25	1.20	3,153
April 20, 2025	0.30	1.20	5,250
June 2, 2025	0.42	1.20	31,038
June 16, 2025	0.46	1.20	27,465
July 10, 2025	0.52	1.20	2,660
August 15, 2025	0.62	1.20	223,512
August 15, 2025	0.62	0.80	1,151,892
August 15, 2025	0.62	1.00	10,675,599
August 25, 2025	0.65	1.20	4,977
April 15, 2026	1.29	0.40	1,250,000
April 17, 2026	1.29	1.00	90,400
April 29, 2026	1.33	1.00	180,160
May 16, 2026	1.37	1.00	45,976
July 6, 2026	1.51	2.05	789,127
July 6, 2026	1.51	2.55	7,956,740
August 17, 2026	1.63	1.50	3,499,998
August 30, 2026	1.66	1.50	1,162,650
September 17, 2026	1.71	1.50	337,350
December 22, 2026	1.98	1.20	21,840
June 20, 2027	2.47	1.50	6,890,000
September 26, 2027	2.74	0.80	285,187
September 26, 2027	2.74	1.20	3,125,000
November 8, 2027	2.85	0.50	390,000
November 8, 2027	2.85	0.70	2,353,850
November 15, 2027	2.87	0.50	60,164
November 15, 2027	2.87	0.70	462,800
December 9, 2027	2.94	0.50	100,100
December 9, 2027	2.94	0.70	770,000
	1.65	$1.42	41,896,888

22

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

13.	CONVERTIBLE DEBENTURE

On June 20, 2024 the Company entered into a funding agreement with Group 42 Holding Ltd (“G42”), a leading UAE-based AI technology group (the “Strategic Investment”).

Pursuant to the Strategic Investment, G42 has invested $10,000,000 via a private placement of unsecured convertible debenture units of VERSES (the “Units”). Each Unit will consist of: (i) CAD$1,000 in principal amount of unsecured convertible debenture (“Convertible Debenture”); and (ii) 500 detachable share purchase warrants (the “Warrants”) to purchase Subordinate Voting Shares. The Convertible Debenture shall bear interest at a rate of 10% per annum and mature on June 20, 2026 (the “Maturity Date”).

The principal amount of the Convertible Debenture (the “Principal Amount”), together with all accrued interest (collectively, the “Convertible Amount”), shall be convertible, for no additional consideration, on the earliest to occur of: (A) the date on which the Company completes an equity financing, in one or more tranches, for aggregate gross proceeds of at least CAD$15,000,000 at a price per Subordinate Voting Share of not less than CAD$1.00 (an “Equity Financing”), (B) the date on which G42 elects to convert the Convertible Debenture, and (C) the Maturity Date.

In the event of a conversion of the Convertible Debenture: (i) on the Maturity Date or at the election of G42, the Convertible Amount shall be converted into such number of Subordinate Voting Shares as is equal to the Convertible Amount divided by CAD$1.20 per Share; and (ii) in connection with an Equity Financing, the Convertible Amount shall be converted into such number of Subordinate Voting Shares as is equal to the Convertible Amount divided by the issue price per Subordinate Voting Share sold pursuant to the Equity Financing, multiplied by 80%, provided that, in no event shall such conversion price be greater than CAD$1.20.

If the conversion occurs prior to the Maturity Date, the Holder shall be entitled to all accrued and outstanding unpaid interest, plus an amount equal to the amount of interest that would have otherwise accrued on the Principal Amount to the Maturity Date but for such prior Conversion.

Each Warrant will be exercisable into one Subordinate Voting Share at a price of CAD$1.50 per share until June 20, 2027 (the “Expiry Date”), subject to acceleration. If at any time prior to the Expiry Date, the volume-weighted average trading price of the Subordinate Voting Shares on Cboe Canada (or such other principal exchange or market where the Subordinate Voting Shares are then listed or quoted for trading) exceeds CAD$5.55, as adjusted in accordance with the terms of the certificate representing the Warrants (the “Warrant Certificates”), for a period of 10 consecutive trading days, Verses may, at its option, accelerate the Expiry Date to the date that is 30 days following the written notice to G42, in the form of a press release or other form of notice permitted by the Warrant Certificates.

In connection with commercial agreements that may be entered into between VERSES and affiliates of G42, G42 will also receive 1,000,000 restricted stock units (“RSUs”) of VERSES, each vested RSU to be settled through the issuance of one (1) Subordinate Voting Share. The RSUs will vest in installments of 10,000 RSUs for every CAD$100,000 of revenue derived by VERSES from such commercial agreements.

A reconciliation of convertible debenture is as follows:

Balance, March 31, 2024	$-
Fair value of derivative liability (1)	5,722,835
Host liability (2)	4,056,723
Issuance costs	(325,679)
Foreign exchange effect on convertible debenture	204,694
Accretion expense	719,195
Interest payable	534,771
Balance, December 31, 2024	$10,912,539

23

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

13.	CONVERTIBLE DEBENTURE (continued)

(1) The Company measured the embedded derivative liability using the Monte-Carlo binomial model, with the following assumptions: share price of CAD$1.64 (issuance date CAD$1.12) based on the market price of the Company’s shares; risk-free interest rate of 3.16% (issuance date 4.63%) based on the Canadian bond yield rate; expected volatility of 100% based on comparable publicly listed entities; and an expected life between 0.0278 and 1.4722 years (issuance date 0.02 and 1.5 years) based on management’s estimate of the probability of the conversion feature being exercised. The changes in the estimates resulted in a loss on the fair value of derivative liability of $546,121 in the current period.

(2) IFRS 9 requires entities to calculate the fair value of the embedded derivative first, with the residual value being assigned to the host liability. Subsequently, the derivative liability is measured at FVTPL, while the host debt liability component is measured at amortized cost.

14.	PREPAID EXPENSES

Prepaid expenses consisted of the following:

	December 31, 2024	March 31, 2024
Deposit	$10,000	$59,535
Retainer	252,351	126,153
Prepaid insurance	215,602	107,663
Subscriptions	371,240	501,000
Balance, end of the period	$849,193	$794,351

15.	EQUIPMENT

Cost	Equipment
Balance, March 31, 2023	365,017

Additions	185,155
Balance, March 31, 2024	$550,172
Additions	30,580
Balance, December 31, 2024	$580,752

Accumulated depreciation	Equipment
Balance, March 31, 2023	130,177

Additions	152,736
Balance, March 31, 2024	$282,913
Additions	138,088
Balance, December 31, 2024	$421,001

Net book value, March 31, 2024	$267,259
Net book value, December 31, 2024	$159,751

24

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

16.	PROMISSORY NOTES

On March 11, 2024, the Company’s wholly owned subsidiary VTU, has accepted an interest free loan in the amount of $2,000,000 from two arms-length investors for $1,000,000 each. The loan matures on the earlier of (i) March 10, 2025; and (ii) the date the Company completes a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells its securities to one or more bona fide third parties. On the maturity date, the Company may elect to repay loan by way of cash, or through the issuance of Subordinate Voting Shares in the capital of the Company at a per share price equal to the price of the securities issued in the Equity Financing, subject to the approval of CBOE Canada Inc.

On April 18, 2024, the promissory notes were settled through the issuance of Special Warrants (Note 12).

17.	FINANCIAL INSTRUMENTS

As of December 31, 2024, the Company’s financial instruments consist of cash and restricted cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, provision for legal claim, convertible debenture, and loans payable.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

●	Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.
●	Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).
●	Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

The fair value of cash and restricted cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, promissory notes, provision for legal claim, and loans payable are measured using Level 1 inputs, the fair value of restricted share unit liability and convertible debentures are measured using Level 2 and Level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the period.

25

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

17.	FINANCIAL INSTRUMENTS (continued)

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash and restricted cash	$876,951	$-	$-	$876,951
Due from related parties	$2,419,447	$-	$-	$2,419,447
Liabilities:
Accounts payable and accrued liabilities	$3,161,013	$-	$-	$3,161,013
Convertible debenture	$-	$5,189,704	$5,722,835	$10,912,539
Provision for legal claim	$6,182,258	$-	$-	$6,182,258
Restricted share unit liability	$-	$6,962,912	$-	$6,962,912
Loans payable	$139,029	$-	$-	$139,029

As of March 31, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$892,727	$-	$-	$892,727
Accounts receivable	$100,000	$-	$-	$100,000
Due from related parties	$1,937,270	$-	$-	$1,937,270
Liabilities:
Accounts payable and accrued liabilities	$2,865,002	$-	$-	$2,865,002
Promissory notes	$2,000,000	$-	$-	$2,000,000
Provision for legal claim	$6,307,258	$-	$-	$6,307,258
Restricted share unit liability	$-	$576,214	$-	$576,214
Loans payable	$140,904	$-	$-	$140,904

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with large financial institutions.

Amounts due from related parties of $2,419,447 (March 31, 2024 - $1,937,270) are due from companies controlled by key management personnel. These amounts are expected to be settled through future services agreements, and as such, credit risk is assessed as low. As of December 31, 2024, management assessed that there is no need to provide a credit loss allowance.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations, cash holdings, and anticipated future financing transactions.

26

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

17.	FINANCIAL INSTRUMENTS (continued)

Contractual cash flow requirements as of December 31, 2024, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	3,161,013	-	-	-	3,161,013
Convertible debenture	-	11,509,200	-	-	11,509,200
Loans payable	7,752	7,752	23,256	100,269	139,029
Total	3,168,765	11,516,952	23,256	100,269	14,809,242

As of December 31, 2024, the Company had a working capital deficit of $23,697,120 (March 31, 2024 - $7,270,243).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars and is therefore exposed to exchange rate fluctuations. As of December 31, 2024, the Company had the equivalent of $18,162,147 (March 31, 2024 - $552,476) net financial liabilities denominated in Canadian dollars and $158,057 (March 31, 2024 - $117,648) in net financial assets denominated in Euros.

The foreign exchange risk exposure of the Company financial instruments as at December 31, 2024 is as below:

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	CAD$	$ impact
Cash	961,524	66,826	(66,826)
Tax receivable	802,398	55,767	(55,767)
Prepaid expenses	784,829	54,546	(54,546)
Accounts payable and accrued liabilities	(2,961,263)	(205,808)	205,808
Convertible debenture	(15,837,020)	(1,091,254)	1,091,254
Restricted share unit liability	(10,018,579)	(696,291)	696,291
	(26,268,111)	(1,816,214)	1,816,214

		+/- 10% fluctuation
	Currency	Increase/(decrease)
Financial Instrument Type	EURO	$ impact
Restricted cash	168,462	17,438	(17,438)
Tax receivable	115	12	(12)
Accounts payable and accrued liabilities	(15,880)	(1,644)	1,644
Deferred Grant	(118,586)	(12,275)	12,275
	34,111	3,531	(3,531)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not subject to significant risk due to fluctuating interest rates. As of December 31, 2024, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

27

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

17.	FINANCIAL INSTRUMENTS (continued)

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

18.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of their technology. The Company considers the items in shareholders’ equity as capital. There has been no change to what the Company considers capital from the prior year. The Company does not have any externally imposed capital requirements to which it is subject to.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue Subordinate Voting Shares, dispose of assets or adjust the amount of cash. There has been no change to how capital is managed from the prior year.

19.	SUPPLEMENTAL CASH FLOW INFORMATION

The supplemental cash paid and received by the Company as at December 31, 2024 is as below:

	For nine months ended
	December 31,
	2024	2023
Cash paid for interest	$3,940	$4,000
Cash received for interest	$68,026	$259,843

20.	SEGMENTED NOTE

All of the Company’s non-current assets as of December 31, 2024 and March 31, 2024 and all of the Company’s revenue for the period ended December 31, 2024 and 2023 were in the United States.

The operating segments have been disclosed by geographical region for the three and nine months ended December 31, 2024 and 2023 as follows:

	Three months ended		Nine months ended
	December 31		December 31
Total net (income) loss by country	2024	2023	2024	2023
United States	$4,222,993	$5,043,257	$16,406,589	$12,968,044
Canada	12,508,011	9,795,729	18,985,767	17,830,370
Netherlands	-	63,930	71,551	238,072
Total net loss by country	$16,731,004	$14,902,916	$35,463,907	$31,036,486

28

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

21.	PROVISION FOR LEGAL CLAIM

On July 13, 2022, David Thomson, a former independent contractor, filed a lawsuit against VTU, Cyberlab LLC, and two directors/officers of the Company in Los Angeles Superior Court. The claim alleged violations of various sections of the California Corporations code, breach of contract, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Plaintiff claimed as much as $5,000,000 in damages, subject to proof.

On September 1, 2022, the Company filed an answer denying any wrongdoing, and also made its own counterclaim against Mr. Thomson. The cross-claims against David Thomson included: (i) misappropriation of trade secrets; (ii) breach of contract; (iii) violation of the California Computer Data Access and Fraud Act (“CDAFA”); and (iv) violation of the Economic Espionage Act, along with three additional cross-claims (alleging violation of the Computer Fraud and Abuse Act, conversion, violation of the Stored Communications Act, respectively) that were subsequently dismissed by the Court. The Company, for its part, sought to recover both compensatory and punitive damages from Mr. Thomson, as well as restitution of any ill-gotten gains and an award of reasonable attorneys’ fees.

The arbitration was conducted for a total of 13 days over a period from February 5 through April 3, 2024, via a single arbitrator at the American Arbitration Association. The CDAFA claim was dismissed by the Arbitrator, but the claims for trade secret misappropriation, breach of contract and unjust enrichment were allowed to move forward.

A final arbitration award was issued on May 17, 2024. It imposed liability against: (i) Verses Technologies USA, Inc. (VTU), a subsidiary of the Company, jointly and severally with Cyberlab, LLC (a company owned by the Company’s president, Dan Mapes), in the amount of $6,307,258, inclusive of interest; and (ii) Cyberlab, VTU and its principals, Gabriel René and Daniel Mapes, jointly and severally, for damages in the amount of $1,900,000, interest of $709,973, costs of $64,303 and the fees of plaintiff’s counsel totaling $920,231. To resolve their part of joint and several liability, Mr. René and Mr. Mapes are working toward satisfying the portion of the award that applies to them as individuals, including $1,666,000 proceeds from insurance. The remaining liability belongs to VTU, a subsidiary of the Company. Initial good faith payments of $1,791,000 have been made to the claimant. However, the likelihood of a favourable or unfavourable outcome, or an estimate of the amount or range of potential loss, which is isolated to VTU and Cyberlab, is not reasonably foreseeable at this time.

On January 24, 2025, Mr. Thompson filed a Petition to Confirm the Arbitration Award with the Los Angeles Superior Court. This is a necessary “first step” that must be undertaken before an arbitration award can be converted into an enforceable judgment. A hearing on the Petition is currently set for April 29, 2025. If the Petition is granted, a judgment will be issued against VTU, Cyberlab and Mssrs. René and Mapes for the amounts listed above (though factoring in the payments that have already been made), plus interest from the date of the Arbitration Award. Settlement discussions are ongoing.

29

VERSES AI INC. Notes to the Condensed Consolidated Interim Financial Statements For the nine months ended December 31, 2024 and 2023 (Expressed in United States dollars - Unaudited)

22.	SUBSEQUENT EVENTS

On January 7, 2025, the Company closed offering by way of prospectus supplement (the “Offering”). Pursuant to the Offering, the Company issued 12,738,853 units of the Company (the “Units”) at a price of C$1.57 per Unit for gross proceeds of approximately CAD$20,000,000. Each Unit is comprised of one Class A Subordinate Voting Share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder to purchase one Share of the Company (a “Warrant Share”) at an exercise price of C$1.96 per Warrant Share at any time until January 9, 2028, subject to adjustment in certain events. The Offering was completed pursuant to an agency agreement dated January 9, 2025 between the Company and A.G.P. Canada Investments ULC ( “A.G.P. Canada”).

In connection with the Offering, the Company paid the A.G.P. Canada a cash commission equal to 8% of the gross proceeds of the Offering and issued to the A.G.P. Canada or such selling agents such number of compensation warrants as is equal to an aggregate of 8% of the number of Units sold pursuant to the Offering (the “Compensation Warrants”). Each Compensation Warrant is exercisable into a Unit at an exercise price of C$1.57 per Unit until January 9, 2028. The cash commission and the number of Compensation Warrants was reduced to 2.0% in respect to the portion of aggregate gross proceeds of the Offering attributable to subscribers identified by the Company.

After December 31, 2024, a total of 946,718 warrants were exercised at CAD$1.00 each, generating gross proceeds of CAD$946,718.

30